SUB-ITEM 77C

Approval by shareholders of INVESCO Global Health Sciences Fund of the Fund of the reorganization of the Fund into INVESCO Advantage Global Health Sciences Fund, a series of INVESCO Counselor Series Funds, Inc.


INVESCO Global Health Sciences Fund

For             Against         Abstain       Broker-Non Vote     Total
---             -------         -------       ---------------     -----

16,769,678.256  3,869,922.088   680,836.100   1,954,736.000       23,275,166.444